UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*


American Skiing Company
-------------------------------------------------------------------------------
(Name of Issuer)


Class A Common Stock, $.01 par value, and
Common Stock, $.01 par value
-------------------------------------------------------------------------------
(Title of Class of Securities)

029654308
------------------------------------------------------------------------------
(CUSIP Number)


Performance Capital Group, LLC
14 Wall Street, 27th Floor
New York,  New York, 10005
(212) 433-7777
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


May 31, 2002
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029654308                                         Page 2 of 5 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Performance Capital Group, LLC
      Tax I.D.:  13-4067067
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      New York
--------------------------------------------------------------------------------
                                              SOLE VOTING POWER
                                        5
   NUMBER OF
                                              3,355,000
   SHARES           ------------------------------------------------------------
                                              SHARED VOTING POWER
   BENEFICIALLY                         6

   OWNED BY                                   0
                    ------------------------------------------------------------
   EACH                                       SOLE DISPOSITIVE POWER
                                        7
   REPORTING
                                              3,355,000
   PERSON           ------------------------------------------------------------
                                              SHARED DISPOSITIVE POWER
   WITH:                                8
                                              0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         3,355,000

--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10       SHARES (SEE INSTRUCTIONS)
                                                                   [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         10.6%

--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         BD

--------------------------------------------------------------------------------

Item 1.

         (a)  Name of Issuer

              American Skiing Company

         (b)  Address of Issuer's Principal Executive Offices

              P.O. Box 450
              Bethel, Maine 04217

Item 2.

         (a)  Name of Person Filing

              Performance Capital Group, LLC

         (b)  Address of Principal Business Office or, if none, Residence

              14 Wall Street, 27th Floor
              New York, NY 10005

         (c)  Citizenship

              New York

         (d)  Title of Class of Securities

              Class A Common Stock, $.01 par value

         (e)  CUSIP Number

              029654308

Item 3.

              If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [X] Broker or dealer registered under Section 15 of the Exchange Act.

              (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

    (a)  Amount beneficially owned: 3,355,000
    (b)  Percent of class:  10.6%
    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote - 3,355,000
         (ii)  Shared power to vote or to direct the vote - 0
         (iii) Sole power to dispose or to direct the disposition of - 3,355,000
         (iv)  Shared power to dispose or to direct the disposition of - 0

Item 5.  Ownership of Five Percent or Less of a Class.

This Schedule 13G is not being filed to report that the reporting person has ceased to be the owner of more than 5% of the outstanding shares of Common Stock of the Company.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of American Skiing Company held by Performance Capital Group, LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     This Schedule 13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.  Identification and Classification of Members of the Group.

     This Schedule is not being filed by a group pursuant to Rule
13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of a Group.

     Not applicable.

Item 10. Certification.

     (b) This Schedule 13G is being filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as aparticipant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      June 4, 2002
                                              ----------------------------------
                                                      Date

                                                      /s/ Matthew Brand
                                              ----------------------------------
                                                      Matthew Brand
                                                      Title: Managing Director

_____________________________________________________